CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2020 BUDGET
CALGARY, ALBERTA – DECEMBER 4, 2019 – FOR IMMEDIATE RELEASE
Commenting on the Company’s 2020 budget, Steve Laut, Executive Vice-Chairman of Canadian Natural stated, “Canadian Natural's ability to generate significant and sustainable free cash flow sets us apart from our peers. Our focus on capital discipline, as a part of our four pillars of capital allocation, operational excellence and leveraging our competitive advantages drives economic asset development, significant margin growth and a strong balance sheet.”
Canadian Natural’s President, Tim McKay, added, “The Company is unique, sustainable and robust, driven by our large, Long Life Low Decline asset base, effective and efficient operations, disciplined capital allocation and a strong balance sheet. Our 2020 capital budget of $4.05 billion, delivers targeted production of approximately 1,172,000 BOE/d at mid-point of guidance, resulting in approximately 9% production per share growth in a curtailed environment, as we allocate capital to the highest return projects and progress projects that add production and value in 2020 and beyond. These targeted 2020 volumes assume that the Alberta government curtailment program will continue throughout 2020, and as a result 2020 targeted production is 10,000 bbl/d to 25,000 bbl/d less than it would have been without the curtailment program. We will continue to manage within our curtailment optimization strategy and target to maintain capital flexibility by aligning production growth with improved market access. We are hopeful that the curtailment levels will be reduced or eliminated as we progress through 2020. Safe, reliable and low cost operations continue to be a focus for the Company as we capture synergies, increase margins and maximize value for our shareholders in 2020 and beyond.
Due to the Alberta government's recently announced elimination of curtailment for certain conventional drilling in Alberta and its previously announced reduction in income tax rates, Canadian Natural has increased its 2020 capital budget by approximately $250 million over 2019 levels, adding approximately 60 drilling locations across Alberta, and putting 3 additional drilling rigs to work, creating an additional approximate 1,000 full time equivalent jobs for Albertans."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued, “In 2020, our commitment to maintain a strong financial position is supported by a disciplined capital program, ample liquidity, and effective and efficient operations. Free cash flow in 2020 is targeted to be approximately $4.8 billion based on current strip WTI pricing and stable differentials relative to 2019. Based upon such pricing assumptions, according to Canadian Natural's free cash flow allocation policy, the Company targets to allocate, after current dividend requirements, approximately $2.4 billion to share repurchases and approximately $2.4 billion towards strengthening the balance sheet. As a result, the Company's year end debt metrics are targeted to strengthen further throughout 2020 to approximately 1.6x debt to adjusted EBITDA and approximately 35% debt to book capitalization at year end. Our financial strength gives us the flexibility to deliver on our plan and continue to drive long-term shareholder value."

HIGHLIGHTS OF THE 2020 BUDGET

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The Company’s large, balanced and diverse asset base is complemented by an extensive network of owned and operated infrastructure and is supported by a deep inventory of Long Life Low Decline assets and conventional and unconventional assets. The Company is focused on enhanced margin growth and high return on capital projects that can deliver leading free cash flow with production and value growth opportunities.

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Canadian Natural’s 2020 capital budget is targeted to be $4.05 billion, of which approximately $1.55 billion is allocated to conventional and unconventional assets and approximately $2.5 billion is allocated to Long Life Low Decline assets.

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Overall, production in 2020 is targeted to be between 1,137,000 BOE/d and 1,207,000 BOE/d, with a product mix of approximately 80% crude oil, Synthetic Crude Oil ("SCO") and NGLs and approximately 20% natural gas. These targeted 2020 volumes assume that the Alberta government curtailment program will continue throughout 2020, and as a result 2020 targeted production is 10,000 bbl/d to 25,000 bbl/d less than it would have been without the curtailment program.

▪	Overall, 2020 crude oil, SCO and NGL production is targeted to grow approximately 9% from 2019 levels and approximately 13% on a per share basis, ranging from 910,000 bbl/d to 970,000 bbl/d.

•	Long Life Low Decline production is targeted to be approximately 77% of liquids production.

•	Production is targeted to ramp up at the Company's Kirby North Steam Assisted Gravity Drainage ("SAGD") project throughout 2020 reaching targeted production capability of 40,000 bbl/d in early 2021.

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At Jackfish, SAGD production from pad additions with targeted production capability of approximately 21,000 bbl/d will ramp up within curtailment levels, with peak production targeted to be reached in 2022.

•	At the Company's Oil Sands Mining & Upgrading assets Canadian Natural is targeting continued strong reliability which combined with continuous improvement will drive margin growth in 2020.

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Natural gas production guidance is targeted to range between 1,360 MMcf/d to 1,420 MMcf/d, as the Company's natural gas capital investment in 2020 focuses on strategic land retention for future value generation.

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Due to the Alberta government's recently announced elimination of curtailment for certain conventional drilling in Alberta and its previously announced reduction in income tax rates, Canadian Natural has increased its 2020 capital budget by approximately $250 million over 2019 levels adding approximately 60 drilling locations across Alberta, and putting 3 additional drilling rigs to work, creating an additional approximate 1,000 full time equivalent jobs for Albertans. If the Alberta government expanded the elimination of curtailment to include newly drilled conventional heavy oil wells, Canadian Natural would look to put an additional 6 drilling rigs to work in Alberta.

PRODUCTION AND CAPITAL GUIDANCE
Canadian Natural's strategy of maintaining a large diverse portfolio of assets, enables the Company to maximize shareholder returns through flexible capital allocation. Annual budgets are developed and scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Daily production volumes (before royalties)	2019 Forecast	2020 Budget
Natural gas (MMcf/d)	1,485 - 1,545	1,360 - 1,420
Crude oil, SCO and NGLs (Mbbl/d)	839 - 888	910 - 970
Total BOE/d	1,087 - 1,146	1,137 - 1,207
The forecast capital expenditures for 2019 and the 2020 Budget guidance are as follows:

Capital expenditures (C$ millions)	2019 Forecast(1)	2020 Budget
Total capital expenditures	3,800	4,050
(1) 2019 forecast excludes costs related to the asset acquisition which closed on June 27, 2019.

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Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the timing and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market, and the development and deployment of technology and technological innovations also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

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The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Non-GAAP and other Financial Measures
This press release includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow (previously referred to as funds flow from operations) and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, cash flows from operating activities, and cash flows used in investing activities, as determined in accordance with IFRS, as an indication of the Company's performance.
Adjusted net earnings (loss) from operations is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for the after-tax effects of certain items of a non-operational nature. The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. The reconciliation “Adjusted Net Earnings (Loss) from Operations, as Reconciled to Net Earnings (Loss)" is presented in the Company’s MD&A.
Adjusted funds flow (previously referred to as funds flow from operations) is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities” is presented in the Company’s MD&A.
Net capital expenditures is a non-GAAP measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business acquisitions and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation “Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities” is presented in the Net Capital Expenditures section of the Company’s MD&A.
Free cash flow is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.
Adjusted EBITDA is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for interest, taxes, depletion, depreciation and amortization, share-based compensation expense (recovery), unrealized risk management gains (losses), unrealized foreign exchange gains (losses), and accretion of the Company’s asset retirement obligation. The Company considers adjusted EBITDA a key measure in evaluating its operating profitability by excluding non-cash items.

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Debt to Adjusted EBITDA is a non-GAAP measure that is derived as the current and long-term portions of long-term debt, divided by the 12 month trailing Adjusted EBITDA, as defined above. The Company considers this ratio to be a key measure in evaluating the Company's ability to repay long-term debt.
Debt to cash flow is a non-GAAP measure that is derived as the current and long term portions of long-term debt, divided by the 12 month trailing adjusted funds flow, as defined above. The Company considers this ratio to be a key measure in evaluating the Company's ability to repay long-term debt.
Debt to book capitalization is a non-GAAP measure that is derived as net current and long-term debt, divided by the book value of common shareholders' equity plus net current and long-term debt. The Company considers this ratio to be a key measure in evaluating the Company's ability to repay long-term debt.
Available liquidity is a non-GAAP measure that is derived as cash and cash equivalents, total bank and term credit facilities (reported as long-term debt), less amounts drawn on the bank and credit facilities including under the commercial paper program. The Company considers available liquidity a key measure in evaluating the sustainability of the Company’s operations and ability to fund future growth. See note 8 - Long-term Debt in the Company’s consolidated financial statements.
Special Note Regarding Currency, Financial Information and Production and Reserves
This press release should be read in conjunction with the Company's MD&A and the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019 and the MD&A and the audited consolidated financial statements of the Company for the year ended December 31, 2018. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019 and the Company's MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). Changes in the Company's accounting policies in accordance with IFRS, including the adoption of IFRS 16 "Leases" on January 1, 2019, are discussed in the "Changes in Accounting Policies" section of the Company's MD&A. In accordance with the new "Leases" standard, comparative period balances in 2018 reported in the Company's MD&A have not been restated.
Production volumes and per unit statistics are presented throughout the Company's MD&A on a “before royalties” or “company gross” basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an “after royalties” or “company net” basis is also presented in the Company's MD&A for information purposes only.
For the year ended December 31, 2018, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2018 and a preparation date of February 4, 2019. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report on pages 98 to 105 which is incorporated herein by reference.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2018, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Detailed guidance on production levels, capital expenditures and production expenses can be found on the Company's website at www.cnrl.com, provided that such guidance does not form part of and is not incorporated by reference in the Company's MD&A.

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This 2020 Budget press release is accompanied by a webcast, where the company will discuss its strategy for creating shareholder value as well as its plans for 2020 and beyond. The webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website shortly before the live webcast on December 4, 2019 at 9:00am Eastern Standard Time.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

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